June 13, 2008

Via EDGAR and U.S. Mail

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc.
Registration Statement on Form S-3
Filed May 6, 2008
File No. 333-150661

Form 10-Q for the quarterly period ended December 31, 2007
Filed February 8, 2008
File No. 000-51910

Dear Ms. Jacobs:

On behalf of Access Integrated Technologies, Inc. (“AccessIT” or the “Company”), set forth below are the Company’s responses to your letter of comment dated June 2, 2008 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  For your convenience, the Company’s responses include supplemental information provided to you herein and revisions to the Company’s Registration Statement on Form S-3, Registration No. 333-150661 (the “Form S-3”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007 (the “Form 10-Q”), as applicable.

Ms. Barbara C. Jacobs
June 13, 2008
Page Two

Form S-3 filed May 6, 2008

General

1.
You currently have several outstanding effective registration statements.  In the interest of simplified disclosure, please consider the application of Securities Act Rule 429.  You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings.  Absent the use of Rule 429, please revise the cover page of the registration statement to reference concisely your concurrent offerings.

ANSWER:

The Company does not wish to combine prospectuses under Rule 429 at this time and will make appropriate disclosure in the registration statement.

Cover Page

2.
Use of the term “kicker shares” on the cover page and in the summary is inconsistent with Rule 421(d), which requires that registrations avoid the use of legal jargon in the forepart of the prospectus.  Either provide a brief definition of the term on the cover page and in the summary of the prospectus or delete the term.

ANSWER:

The Company will add a brief definition of the term “Kicker Shares” on the cover page and in the summary of the prospectus.  The definition will be as follows:

“Kicker Shares” are shares of AccessIT’s Class A Common Stock that are payable to the holders of the 2007 Senior Notes under the terms of the 2007 Senior Notes, in addition to interest at the annual rate of 10% (which may be paid, at the Company’s option, in cash or shares of Class A Common Stock), calculated as set forth in the 2007 Senior Notes.

Selling Stockholders, page 15

3.
Please describe in materially complete terms the transactions whereby the shares to be resold by the selling shareholders were issued.  Please disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

Ms. Barbara C. Jacobs
June 13, 2008
Page Three

ANSWER:

The Company will add to the prospectus a description of the transactions whereby the shares to be resold by the selling shareholders were issued.

4.
For each selling security holder that is a legal entity, please ensure that your document discloses the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.  Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section 3/99 Supp. to Manual.

ANSWER:

For each selling security holder that is a legal entity, below please find a list of the natural person or persons whom the security holder has informed us exercises the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.  We will reflect the disclosure of such persons in the Form S-3.

Note Holder	Persons Exercising Voting or Dispositive Power
Silver Oak Capital, L.L.C.	John M. Angelo and Michael L. Gordon, as Controlling Members of Silver Oak Capital, L.L.C.

Goldman Sachs Credit Partners L.P.	The Goldman Sachs Group, Inc. is the beneficial owner of Goldman Sachs Credit Partners L.P., and the voting and dispositive power is exercised by its management committee and their delegates

Alexandra Global Master Fund Ltd.	Mikhail Filimonov, as Chief Executive Officer of Alexandra Investment Management, LLC, its Agent

Ms. Barbara C. Jacobs
June 13, 2008
Page Four

Lagunitas Partners LP	Jon D. Gruber and J. Patterson McBaine, as Managing Members of Gruber & McBaine Capital Management, the General Partner

Gruber & McBaine International	Jon D. Gruber and J. Patterson McBaine, as Managing Members of Gruber & McBaine Capital Management, the General Partner

Jon D. & Linda W. Gruber Trust	Jon D. Gruber, as Trustee

Aristeia International Limited	Kevin C. Toner, Robert H. Lynch Jr., Anthony M. Frascella and William R. Techar, as joint owners of Aristeia Capital LLC, the investment manager for Aristeia International Limited

Aristeia Partners, L.P.	Kevin C. Toner, Robert H. Lynch Jr., Anthony M. Frascella and William R. Techar, as joint owners of Aristeia Advisors LLC, the general partner of Aristeia Partners, L.P.

Aristeia Special Investments Master, L.P.	Kevin C. Toner, Robert H. Lynch Jr., Anthony M. Frascella and William R. Techar, as joint owners of Aristeia Capital LLC, the investment manager for Aristeia Special Investments Master, L.P.

Ms. Barbara C. Jacobs
June 13, 2008
Page Five

Enable Growth Partners, LP	Mitch Levine, Managing Member and Chief Executive Officer, and Brendan O’Neil, President and Chief Investment Officer, of Enable Capital Management LLC, the manager of Enable Growth Partners, LP

Enable Opportunity Partners LP	Mitch Levine, Managing Member and Chief Executive Officer, and Brendan O’Neil, President and Chief Investment Officer, of Enable Capital Management LLC, the manager of Enable Opportunity Partners LP

Pierce Diversified Strategy Master Fund LLC, Ena
Mitch Levine, Managing Member and Chief Executive Officer, and Brendan O’Neil, President and Chief Investment Officer, of Enable Capital Management LLC, the manager of Pierce Diversified Strategy Master Fund LLC, Ena

5.
Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers.  If any selling stockholders are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters.  With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business.  Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Ms. Barbara C. Jacobs
June 13, 2008
Page Six

ANSWER:

Two holders, Silver Oak Capital, L.L.C. and Goldman Sachs Credit Partners L.P., are affiliates of registered broker-dealers by virtue of being under common control with them.  No broker-dealer was involved in the purchase of the relevant shares of Class A Common Stock, and no broker-dealer will be involved in the sale of such shares.  Silver Oak Capital, L.L.C. and Goldman Sachs Credit Partners L.P. purchased such shares in the ordinary course of their businesses, and neither is a party to any agreement or other understanding to distribute the shares, directly or indirectly. Such disclosure will be added to the Registration Statement.

Item 17. Undertakings, page II-3

6.	It does not appear as though Item 512(i) of Regulation S-K is applicable to this transaction. Please advise.

ANSWER:

We agree that Item 512(i) of Regulation S-K is not applicable and we will revise the Undertakings accordingly.

Signatures

7.
Your Form S-3 must be signed by your controller or principal accounting officer.  See Instruction 1 to Signatures in the Form S-3.  If one person acts in both of these capacities, you must indicate on the signature page all of the capacities in which the person is signing the Form S-3.  Please revise.

ANSWER:

The Company’s Principal Financial Officer also acts in the capacity of Principal Accounting Officer.  We will indicate that under his signature whenever it appears.

Form 10-Q for the Quarterly Period ended December 31, 2007

Controls and Procedures, page 29

8.
In expressing your conclusions regarding the effectiveness of your “disclosure controls and procedures,” you recite only a portion of that term as defined in Rule 13a-15(e).  In your response letter, please indicate whether the evaluation of effectiveness was conducted with respect to the complete definition, rather than only the portion of the

Ms. Barbara C. Jacobs
June 13, 2008
Page Seven

definition that you recite in this section.  In future filings, please tie the effectiveness conclusion to the definition of disclosure controls and procedures set out in Rule 13a-15(e), or recite the entire definition.

ANSWER:

The evaluation of effectiveness was conducted with respect to the complete definition and the Company will recite the entire definition in future filings as follows:

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

 Sincerely,

 /s/ Carol W. Sherman

                               Carol W. Sherman

cc: Gary Loffredo